ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

02034034

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

April 30, 2002

**Re: ARCON International Resources P.l.c., Rule 13g – 2g(b) Exemption
File No. 82-4803**

To Whom It May Concern

Please find enclosed information and/or documents furnished on behalf of ARCON International Resources P.l.c. (Rule 12g3-2(b) File No. 82-4803) submitted pursuant to paragraph (b) (I) (iii) of Rule 12g3-2, which information shall not be deemed 'filed' with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act of 1934.

Yours sincerely,

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Michel Graham
Company Secretary.

82-4803

ARCON
International Resources P.l.c.
60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

ARCON INTERNATIONAL RESOURCES P.l.c.

RESTRUCTURING PROPOSALS

ARCON INTERNATIONAL RESOURCES P.l.c. ("Arcon" or "the Company") announced in its interim results to 30 June, 2001 that management were engaged in negotiations with their bankers with a view to varying repayment terms in respect of the Company's finance facility. Arcon today announces that agreement has now been reached on a significant restructuring of the Company's balance sheet and finances.

As part of this process and in order to ensure sufficient working capital for Arcon going forward, the Company also announces its intention to effect a rights issue of new Ordinary Shares to its shareholders. This rights issue will be fully underwritten by Sir Anthony O'Reilly and others. In the interim period the Company has made arrangements for bridging finance for general working capital purposes.

Subject to the successful completion of the restructuring and the satisfaction of all conditions precedent to the rights issue, the Company will be in a position to pursue the further development of its interests and in particular, to focus on its highly prospective exploration area, the Rapla Prospect.

Implementation of these proposals will be conditional *inter alia* on completion of legal and regulatory documentation and on requisite shareholder approvals. The preliminary results for the twelve months ended 31 December, 2001 cannot be completed until further clarification of the financial position of the Company, by way of advancement of the restructuring documentation, occurs.

The Board will make a further statement providing details on the proposals and an indication as to timing to completion as these details are finalised. In the interim, the Board has requested a temporary suspension of the listing of its Ordinary Shares on the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority and of trading therein on the Irish Stock Exchange and the London Stock Exchange. This suspension will have immediate effect.

Ends

Tuesday, 30th April 2002

For reference:
Kevin Ross
ARCON International Resources P.l.c.
Telephone: + 353 1 667 3063

Jim Milton
Murray Consultants Ltd.
Telephone: + 353 1 632 6400